UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 October 2014

Number	19/14

BHP BILLITON OPERATIONAL REVIEW

FOR THE QUARTER ENDED 30 SEPTEMBER 2014

•	Group production increased by 9% during the period with records achieved for eight operations and four commodities.

•	Production guidance remains unchanged and we are on track to deliver Group production growth of 16% over the two years to the end of the 2015 financial year.

•	Metallurgical coal production increased by 25% to 13 Mt as Queensland Coal achieved record quarterly production and sales volumes.

•	Western Australia Iron Ore production increased by 15% to a quarterly record of 62 Mt (100% basis) as the ramp-up of Jimblebar continued ahead of schedule and we improved the availability, utilisation and rate of our integrated supply chain.

•	Petroleum production increased by 7% to 67.4 MMboe as Onshore US liquids volumes rose by 49% to a record 11.5 MMboe.

•	Total copper production[1] decreased by 1% to 389 kt as lower ore grades, a power outage throughout Northern Chile and industrial action offset strong underlying operating performance at Escondida.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Robust operating performance across our diversified portfolio in the September 2014 quarter delivered a nine per cent increase in production2 with records achieved for eight operations and four commodities. With production guidance maintained across all operations and businesses, we remain on track to generate Group production2 growth of 16 per cent over the two years to the end of the 2015 financial year.

“Our relentless focus on productivity continues to yield strong results. At Western Australia Iron Ore, we have completed our major supply chain investments and, for the first time in a decade, we have no major projects in execution. With our focus now on maximising the value of existing infrastructure, we plan to reduce costs and invest judiciously in very low capital cost debottlenecking initiatives. These plans are expected to increase total supply chain capacity to 290 Mtpa3 by the end of the 2017 financial year and reduce unit costs4 by at least 25 per cent to less than US$20 per tonne5. When combined with other initiatives across our portfolio we are very well positioned to reduce cash costs6 by more than US$2.3 billion and deliver volume-related productivity gains6 of at least US$1.2 billion by the end of the 2017 financial year.”

Note: Unless specified otherwise: variance analysis relates to the relative performance of BHP Billiton and/or its operations during the September 2014 quarter compared with the September 2013 quarter; production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis. Abbreviations referenced in this report are explained on page 11.

BHP Billiton operational review for the quarter ended 30 September 2014	1

Summary

Operational performance

Production summary	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Total petroleum production (MMboe)	67.4	7%	4%
Copper (kt)	389.4	(3%)	(17%)
Iron ore (kt)	57,091	17%	1%
Metallurgical coal (kt)	12,769	25%	7%
Energy coal (kt)	17,837	(9%)	(3%)
Alumina (kt)	1,235	(1%)	(7%)
Aluminium (kt)	261	(16%)	(5%)
Manganese ores (kt)	2,259	10%	0%
Manganese alloys (kt)	171	25%	(6%)
Nickel (kt)	35.7	(12%)	16%

Robust operating performance across our diversified portfolio in the September 2014 quarter delivered a nine per cent increase in production2 with records achieved across eight operations and four commodities. Group production2 growth of 16 per cent is expected over the two years to the end of the 2015 financial year.

Metallurgical coal production increased by 25 per cent in the September 2014 quarter to 13 Mt as Queensland Coal achieved record production and sales volumes. The new Caval Ridge mine operated at capacity during the period while the Daunia and South Walker Creek mines also produced at a record rate. Total metallurgical coal production is forecast to increase by four per cent in the 2015 financial year to 47 Mt, consistent with prior guidance.

Western Australia Iron Ore (WAIO) achieved record production of 62 Mt (100 per cent basis) as the ramp-up of Jimblebar continued ahead of schedule and we improved the availability, utilisation and rate of our integrated supply chain. WAIO production guidance for the 2015 financial year remains unchanged at 245 Mt (100 per cent basis) while Samarco production is expected to grow by 29 per cent to 28 Mt (100 per cent basis).

Petroleum production increased by seven per cent in the September 2014 quarter to 67.4 MMboe as Onshore US liquids volumes rose by 49 per cent to a record 11.5 MMboe. Guidance for the 2015 financial year remains unchanged at 255 MMboe with strong performance at Onshore US expected to underpin a 16 MMboe increase in total liquids production.

Escondida copper production decreased by three per cent in the September 2014 quarter to 269 kt as strong operating performance was offset by a 12 per cent decline in ore grades, industrial activity and a power outage throughout Northern Chile. The temporary reduction in ore grades was anticipated, ensuring production guidance for Escondida remains unchanged at 1.27 Mt of copper for the 2015 financial year. Total copper production1 is forecast to increase by five per cent to 1.8 Mt, consistent with prior guidance. A US$361 million increase in the budget of Escondida Organic Growth Project 1 to US$4.2 billion was approved during the period. The project remains on schedule for completion in the first half of the 2015 calendar year.

Energy coal production decreased by nine per cent in the September 2014 quarter to 18 Mt as adverse weather constrained production at both Cerrejón and New South Wales Energy Coal. Total energy coal production of 73 Mt is expected for the 2015 financial year, consistent with prior guidance.

BHP Billiton operational review for the quarter ended 30 September 2014	2

Production guidance for the 2015 financial year is summarised in the table below.

Production guidance	FY14[1]	FY15e	% change
Petroleum (MMboe)	243	255	5%
Copper (Mt)	1.7	1.8	5%
Iron ore (Mt)	204	225	11%
Metallurgical coal (Mt)	45	47	4%
Energy coal (Mt)	73	73	—

Corporate update

On 16 October 2014, BHP Billiton confirmed that it will pursue a Standard listing on the UK Listing Authority’s Official List and admission to trading on the London Stock Exchange for the new company it plans to create via demerger. This is in addition to the proposed primary listing on the Australian Securities Exchange and secondary inward listing on the Johannesburg Stock Exchange. The Group continues to work towards completion of the demerger in the first half of the 2015 calendar year, subject to receipt of the necessary third party, Board and shareholder approvals.

On 2 September 2014, legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia received the support of both Houses of Parliament. The MRRT was applicable until 30 September 2014. At 30 June 2014, the Group carried a MRRT deferred tax asset (net of income tax consequences) of US$698 million. An income tax charge approximating this amount is expected to be recognised as an exceptional item in the 2015 financial year and the adjusted effective tax rate guidance7 of 30 per cent to 34 per cent for the period remains unchanged.

On 15 August 2014, the Group redeemed all outstanding Petrohawk Energy Corporation 7.25 per cent Senior Notes due August 2018 and 6.25 per cent Senior Notes due June 2019 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.8 billion.

BHP Billiton operational review for the quarter ended 30 September 2014	3

Petroleum and Potash

Production

	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Crude oil, condensate and natural gas liquids (MMboe)	30.9	19%	7%
Natural gas (bcf)	218.9	0%	2%
Total petroleum production (MMboe)	67.4	7%	4%

Total petroleum production – Total petroleum production increased by seven per cent in the September 2014 quarter to 67.4 MMboe. Guidance for the 2015 financial year remains unchanged at 255 MMboe as strong performance at Onshore US is expected to underpin a 16 MMboe increase in total liquids production. Total conventional volumes for the 2015 financial year are forecast to remain broadly unchanged, consistent with prior guidance.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production increased by 19 per cent in the September 2014 quarter to a record 30.9 MMboe.

Onshore US liquids volumes rose by 49 per cent in the September 2014 quarter to a record 11.5 MMboe. This strong performance was underpinned by continued momentum in the Black Hawk and Permian where liquids production increased by 53 per cent and 141 per cent, respectively. We remain confident that shale liquids volumes will rise by approximately 50 per cent in the 2015 financial year.

In our Conventional business, liquids production at Atlantis increased by 38 per cent in the September 2014 quarter as the operation benefited from the completion of two production wells in the June 2014 quarter. At Pyrenees, production increased by 24 per cent in the September 2014 quarter following the completion of five new production wells in the second half of the 2014 financial year.

Natural gas – Natural gas production of 219 bcf was unchanged in the September 2014 quarter.

A two per cent increase in natural gas production from the June 2014 quarter reflected higher seasonal demand at Bass Strait and stronger uptime performance at North West Shelf following a period of planned maintenance. This was partially offset by natural field decline at our Onshore US dry gas assets.

Projects and Onshore US capital expenditure

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 81% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 40% complete.

Onshore US drilling and development expenditure totalled US$895 million in the September 2014 quarter. The Company’s operated rig count increased to 25 during the period, with an additional rig now operating in the Permian. At the end of the period, 17 operated rigs were in action in the Eagle Ford, five were in the Permian and three were in the Haynesville. We expect Onshore US drilling and development expenditure of approximately US$4.0 billion for the 2015 financial year, consistent with prior guidance.

BHP Billiton operational review for the quarter ended 30 September 2014	4

Onshore US September 2014 quarter (September 2013 quarter)		Liquids focused areas (Eagle Ford and Permian)	Gas focused areas (Haynesville and Fayetteville)	Total
Capital expenditure	US$ billion	0.8 (1.3)	0.1 (0.2)	0.9 (1.5)
Production	MMboe	16.7 (12.4)	13.7 (14.4)	30.4 (26.8)
Production mix	Natural gas	31% (38%)	100% (100%)	62% (71%)
	Natural gas liquids	23% (21%)	- (-)	13% (10%)
	Crude and condensate	46% (41%)	- (-)	25% (19%)

Petroleum exploration

Exploration and appraisal wells drilled during the September 2014 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Perseus-1	Gulf of Mexico DC231	Oil	15% (Statoil operator)	21 September 2014	1,401 m	2,437 m8	Drilling ahead

Petroleum exploration expenditure for the September 2014 quarter was US$154 million, of which US$146 million was expensed. A US$750 million exploration program, largely focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago is planned for the 2015 financial year. The seismic acquisition program in Trinidad and Tobago is progressing on schedule.9

Following recent economic reforms in Mexico, BHP Billiton and Petroleos Mexicanos (Pemex) signed a memorandum of understanding and cooperation (MOU) on 25 September 2014 to exchange technical knowledge, information, experiences and practices in activities related to the oil and gas industry.

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The overall project is 36% complete and on budget.

BHP Billiton operational review for the quarter ended 30 September 2014	5

Copper

Production

	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Copper (kt)	389.4	(3%)	(17%)
Lead (t)	49,574	7%	7%
Zinc (t)	40,663	42%	40%
Silver (koz)	9,068	4%	7%
Uranium oxide concentrate (t)	866	(11%)	(17%)

Copper – Total copper production1 decreased by one per cent in the September 2014 quarter to 389 kt. Guidance for the 2015 financial year remains unchanged at 1.8 Mt.

Escondida copper production decreased by three per cent in the September 2014 quarter to 269 kt as strong operating performance was offset by a 12 per cent decline in ore grades, two days of industrial action and a power outage throughout Northern Chile. As a result of increased throughput, water restrictions are anticipated during the December 2014 quarter which may result in the partial deferral of production to the March 2015 quarter. The Escondida Water Supply project, which involves the construction of a new 2,500 litre per second sea-water desalination facility, will ensure continued water supply over the long term. Production guidance for Escondida remains unchanged at 1.27 Mt of copper for the 2015 financial year.

At Pampa Norte, copper production increased by 28 per cent in the September 2014 quarter to 56 kt, as Spence benefited from higher grades and recoveries. An increase in pad height at Cerro Colorado to optimise longer-term leaching stability and tertiary crusher maintenance at Spence contributed to the weaker performance relative to the June 2014 quarter. Production at Pampa Norte for the 2015 financial year is expected to be broadly unchanged from the prior year, as higher grades and recoveries at Spence offset declining grades and recoveries at Cerro Colorado.

While Olympic Dam copper production increased by 41 per cent in the September 2014 quarter to 39 kt, the completion of planned smelter maintenance led to a 28 per cent decline in production from the June 2014 quarter. Production at Olympic Dam in the 2015 financial year is expected to remain broadly unchanged from the prior year.

Antamina copper production declined by 39 per cent in the September 2014 quarter to 26 kt as the mine plan progressed through a zone of lower grade ore. Average copper grades at Antamina in the 2015 financial year are expected to remain at a similar level to the September 2014 quarter, consistent with the mine plan.

Lead/silver – Lead and silver production1 increased by seven per cent and five per cent, respectively, in the September 2014 quarter as higher mill throughput more than offset lower average ore grades at Cannington.

Zinc – Total zinc production increased by 42 per cent in the September 2014 quarter and primarily reflected higher grades at Antamina, consistent with the mine plan. Strong performance at Cannington was underpinned by higher grades and increased mill throughput.

Uranium – Uranium production decreased by 11 per cent in the September 2014 quarter as lower mill throughput was only partially offset by higher grades.

BHP Billiton operational review for the quarter ended 30 September 2014	6

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Oxide Leach Area Project (Chile) 57.5%	933	H2 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On revised schedule and budget. The overall project is 97% complete.
Escondida Organic Growth Project 1 (Chile) 57.5%	4,199	H1 CY15	New concentrator with 152 ktpd capacity.	Budget revised. The overall project is 86% complete and remains on schedule.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 17% complete.

A US$361 million increase in the budget of the Escondida Organic Growth Project 1 to US$4.2 billion was approved during the period and reflected challenges associated with contractor progress which have now been addressed. The project remains on schedule for completion in the first half of the 2015 calendar year.

BHP Billiton operational review for the quarter ended 30 September 2014	7

Iron Ore

Production

	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Iron ore (kt)	57,091	17%	1%

Iron ore – Iron ore production increased by 17 per cent in the September 2014 quarter to a record 57 Mt. Total iron ore production is forecast to increase by 11 per cent in the 2015 financial year to 225 Mt, consistent with prior guidance.

Western Australia Iron Ore (WAIO) production increased by 15 per cent in the September 2014 quarter to a record 62 Mt (100 per cent basis) as the ramp-up of Jimblebar continued ahead of schedule and we improved the availability, utilisation and rate of our integrated supply chain. In addition to the strong operational performance achieved at our mines, a higher proportion of direct to ship ore increased outflow capacity at the port and facilitated record sales volumes of 63 Mt (100 per cent basis).

WAIO production guidance for the 2015 financial year remains unchanged at 245 Mt (100 per cent basis) with the tie-in of shiploader 2 expected to be completed during the December 2014 quarter. Further growth in supply chain capacity to 270 Mtpa (100 per cent basis) is expected to be achieved without the need for additional fixed plant investment. Beyond that, the Inner Harbour Debottlenecking and Jimblebar Phase 2 projects3 have the potential to increase total capacity to 290 Mtpa (100 per cent basis) by the end of the 2017 financial year at very low capital cost.

As production grows we will maintain a relentless focus on costs. We expect unit cash costs4 of less than US$20 per tonne5 in the medium term, a reduction of more than 25 per cent on the average achieved in the 2014 financial year. Sustaining capital expenditure guidance of approximately US$5 per tonne over the next five years reflects the size and quality of our major operating hubs and highly concentrated resource.

Samarco production increased by 12 per cent from the June 2014 quarter to 7 Mt (100 per cent basis). The ramp-up of the fourth pellet plant to 30.5 Mtpa (100 per cent basis) is expected before the end of the 2015 financial year.

BHP Billiton operational review for the quarter ended 30 September 2014	8

Coal

Production

	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Metallurgical coal (kt)	12,769	25%	7%
Energy coal (kt)	17,837	(9%)	(3%)

Metallurgical coal – Metallurgical coal production increased by 25 per cent in the September 2014 quarter to a record 13 Mt. Total metallurgical coal production is forecast to increase by four per cent in the 2015 financial year to 47 Mt, consistent with prior guidance.

Record production at Queensland Coal was underpinned by strong operational performance across the business and continued improvement in truck and wash-plant utilisation. The new Caval Ridge mine operated at capacity during the period while the Daunia and South Walker Creek mines also produced at a record rate.

Illawarra Coal production increased by 64 per cent in the September 2014 quarter to 2.3 Mt as a series of productivity initiatives enabled the mine to achieve record run-of-mine production. Volumes in the September 2013 quarter were affected by an extended outage at Dendrobium.

Energy coal – Energy coal production decreased by nine per cent in the September 2014 quarter to 18 Mt. As anticipated, a drought in the La Guajira region of Colombia constrained production volumes at Cerrejón given the need to manage dust emissions. At New South Wales Energy Coal, adverse weather and unplanned wash plant outages resulted in a 12 per cent decline in production during the period. Navajo Coal production also declined following the permanent closure of three of the five power units at the Four Corners Power Plant.

Total energy coal production of 73 Mt is expected for the 2015 financial year, consistent with prior guidance.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Hay Point Stage Three Expansion (Australia) 50%	1,505	[10]	CY15	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	On revised schedule and budget. The overall project is 91% complete.
Appin Area 9 (Australia) 100%	845		CY16	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	On schedule and budget. The overall project is 72% complete.

BHP Billiton operational review for the quarter ended 30 September 2014	9

Aluminium, Manganese and Nickel

Production

	SEP 2014 QTR	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14
Alumina (kt)	1,235	(1%)	(7%)
Aluminium (kt)	261	(16%)	(5%)
Manganese ores (kt)	2,259	10%	0%
Manganese alloys (kt)	171	25%	(6%)
Nickel (kt)	35.7	(12%)	16%

Alumina – Alumina production was broadly unchanged in the September 2014 quarter at 1.2 Mt, supported by record production at the Alumar refinery. While a series of calciner outages constrained Worsley production during the September 2014 quarter, volumes are expected to recover as the refinery processes stockpiled hydrate in future periods.

Aluminium – Aluminium production decreased by 16 per cent in the September 2014 quarter to 261 kt. Lower volumes primarily reflected the cessation of smelting activities at Bayside in June 2014 and the suspension of capacity at the Alumar smelter during the 2014 financial year. This was partially offset by record production at Mozal during the period.

Manganese ores – Manganese ore production increased by 10 per cent in the September 2014 quarter to a record 2.3 Mt as an improvement in ore recovery at Mamatwan and an increase in plant availability at Wessels resulted in record quarterly production at Hotazel.

Manganese alloys – Manganese alloy production increased by 25 per cent in the September 2014 quarter to 171 kt as smelter reliability improved at both Metalloys and TEMCO.

Nickel – Nickel production declined by 12 per cent in the September 2014 quarter to 36 kt, primarily as a result of the closure of the Perseverance underground mine at Nickel West in November 2013. Consistent with prior guidance, we expect saleable nickel production at Nickel West to decline by four per cent in the 2015 financial year to 95 kt. Ferro-nickel production at Cerro Matoso is expected to decline by three per cent to 43 kt as a result of lower grades and recoveries.

BHP Billiton operational review for the quarter ended 30 September 2014	10

Minerals exploration

Minerals exploration expenditure for the September 2014 quarter was US$79 million, of which US$58 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

This report represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2014.

1.	Excludes operations which were sold during the 2014 financial year (Liverpool Bay and Pinto Valley).

2.	Refers to copper equivalent production based on average realised prices for the 2013 financial year.

3.	Subject to Board approval.

4.	Excludes freight and royalties.

5.	Based on real 2014 terms; AUD:USD of 0.91.

6.	Represents planned annualised controllable cash cost and volume-related productivity gains from our core assets only, relative to the 2014 financial year.

7.	The Group’s adjusted effective tax rate excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items.

8.	Well depth as at 30 September 2014; drilling still in progress.

9.	17,719 square kilometres 3D seismic acquisition in progress over Trinidad and Tobago Blocks 5, 6, 14, 23a, 23b, 28 and 29.

10.	Excludes announced pre-commitment funding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton operational review for the quarter ended 30 September 2014	11

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia

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email: Emily.Perry@bhpbilliton.com

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United Kingdom

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Americas

Ruban Yogarajah

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BHP Billiton Limited ABN 49 004 028 077

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Melbourne Victoria 3000 Australia

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Australia

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United Kingdom and South Africa

Jonathan Price

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Americas

James Agar

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Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton operational review for the quarter ended 30 September 2014	12

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		SEP 2013	JUN 2014	SEP 2014	SEP 2014	SEP 2013	SEP Q14 vs SEP Q13	SEP Q14 vs JUN Q14

Petroleum
Crude oil, condensate and NGL	(Mboe)	26,053	28,877	30,945	30,945	26,053	19%	7%
Natural gas	(bcf)	219.7	215.0	218.9	218.9	219.7	(0%)	2%
Total petroleum production	(MMboe)	62.7	64.7	67.4	67.4	62.7	7%	4%

Copper
Copper	(kt)	403.3	470.0	389.4	389.4	403.3	(3%)	(17%)
Lead	(t)	46,445	46,165	49,574	49,574	46,445	7%	7%
Zinc	(t)	28,555	29,116	40,663	40,663	28,555	42%	40%
Gold	(oz)	40,188	59,705	52,344	52,344	40,188	30%	(12%)
Silver	(koz)	8,688	8,509	9,068	9,068	8,688	4%	7%
Uranium	(t)	970	1,044	866	866	970	(11%)	(17%)
Molybdenum	(t)	458	83	40	40	458	(91%)	(52%)

Iron ore
Iron ore	(kt)	48,953	56,643	57,091	57,091	48,953	17%	1%

Coal
Metallurgical coal	(kt)	10,185	11,886	12,769	12,769	10,185	25%	7%
Energy coal	(kt)	19,639	18,363	17,837	17,837	19,639	(9%)	(3%)

Aluminium, Manganese and Nickel
Alumina	(kt)	1,251	1,325	1,235	1,235	1,251	(1%)	(7%)
Aluminium	(kt)	310	276	261	261	310	(16%)	(5%)
Manganese ores	(kt)	2,046	2,255	2,259	2,259	2,046	10%	0%
Manganese alloys	(kt)	137	181	171	171	137	25%	(6%)
Nickel	(kt)	40.4	30.9	35.7	35.7	40.4	(12%)	16%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton operational review for the quarter ended 30 September 2014	13

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Petroleum
Production
Crude oil, condensate and NGL (Mboe) (1)		26,053	23,973	27,244	28,877	30,945	30,945	26,053
Natural gas (bcf)		219.7	202.6	202.0	215.0	218.9	218.9	219.7

Total petroleum production (MMboe)		62.7	57.7	60.9	64.7	67.4	67.4	62.7

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	205.1	208.0	190.6	241.0	199.4	199.4	205.1
Antamina	33.8%	41.9	42.4	33.0	26.2	25.7	25.7	41.9
Pinto Valley	100%	10.9	1.6	—	—	—	—	10.9

Total		257.9	252.0	223.6	267.2	225.1	225.1	257.9

Cathode (kt)
Escondida (3)	57.5%	73.2	77.5	75.8	81.5	69.3	69.3	73.2
Pampa Norte (4)	100%	43.5	59.4	63.4	66.8	55.8	55.8	43.5
Pinto Valley	100%	0.8	0.1	—	—	—	—	0.8
Olympic Dam	100%	27.9	50.9	51.1	54.5	39.2	39.2	27.9

Total		145.4	187.9	190.3	202.8	164.3	164.3	145.4

Total Copper		403.3	439.9	413.9	470.0	389.4	389.4	403.3

Lead
Payable metal in concentrate (t)
Cannington	100%	46,287	47,259	47,214	45,768	48,941	48,941	46,287
Antamina	33.8%	158	580	363	397	633	633	158

Total		46,445	47,839	47,577	46,165	49,574	49,574	46,445

Zinc
Payable metal in concentrate (t)
Cannington	100%	16,033	16,123	10,074	15,666	19,927	19,927	16,033
Antamina	33.8%	12,522	16,732	9,335	13,450	20,736	20,736	12,522

Total		28,555	32,855	19,409	29,116	40,663	40,663	28,555

Gold
Payable metal in concentrate (oz)
Escondida (3)	57.5%	12,490	19,384	20,110	20,920	21,980	21,980	12,490
Olympic Dam (refined gold)	100%	27,649	26,271	28,630	38,785	30,364	30,364	27,649
Pinto Valley	100%	49	—	—	—	—	—	49

Total		40,188	45,655	48,740	59,705	52,344	52,344	40,188

Silver
Payable metal in concentrate (koz)
Escondida (3)	57.5%	891	982	1,078	1,320	1,159	1,159	891
Antamina	33.8%	1,205	1,350	961	843	954	954	1,205
Cannington	100%	6,361	6,306	6,465	6,029	6,701	6,701	6,361
Olympic Dam (refined silver)	100%	190	212	253	317	254	254	190
Pinto Valley	100%	41	—	—	—	—	—	41

Total		8,688	8,850	8,757	8,509	9,068	9,068	8,688

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	970	1,008	966	1,044	866	866	970

Total		970	1,008	966	1,044	866	866	970

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	458	379	281	83	40	40	458

Total		458	379	281	83	40	40	458

Refer footnotes on page 16.

BHP Billiton operational review for the quarter ended 30 September 2014	14

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Iron Ore
Production (kt) (5)
Newman	85%	12,196	12,483	15,470	16,766	16,707	16,707	12,196
Yarrie	85%	202	428	206	—	—	—	202
Area C Joint Venture	85%	11,814	11,383	11,282	12,481	13,265	13,265	11,814
Yandi Joint Venture	85%	18,146	17,135	15,622	17,615	16,607	16,607	18,146
Jimblebar (6)	85%	700	1,702	2,721	3,740	3,971	3,971	700
Wheelarra (7)	85%	3,166	2,716	1,698	2,973	3,115	3,115	3,166
Samarco	50%	2,729	2,841	2,281	3,068	3,426	3,426	2,729

Total		48,953	48,688	49,280	56,643	57,091	57,091	48,953

Coal
Metallurgical coal
Production (kt) (8)
BMA	50%	6,705	7,494	7,461	7,596	8,228	8,228	6,705
BHP Mitsui Coal (9)	80%	2,057	2,114	1,995	2,143	2,204	2,204	2,057
Illawarra	100%	1,423	1,932	2,011	2,147	2,337	2,337	1,423

Total		10,185	11,540	11,467	11,886	12,769	12,769	10,185

Energy coal
Production (kt)
South Africa (10)	90%	7,937	7,036	7,398	8,013	8,026	8,026	7,937
USA	100%	3,145	2,896	2,359	2,412	2,690	2,690	3,145
Australia	100%	5,372	4,544	5,018	5,030	4,752	4,752	5,372
Colombia	33.3%	3,185	3,291	2,948	2,908	2,369	2,369	3,185

Total		19,639	17,767	17,723	18,363	17,837	17,837	19,639

Aluminium, Manganese and Nickel
Alumina
Saleable production (kt)
Worsley	86%	946	1,024	936	1,010	893	893	946
Alumar	36%	305	328	314	315	342	342	305

Total		1,251	1,352	1,250	1,325	1,235	1,235	1,251

Aluminium
Production (kt)
Hillside	100%	184	183	172	176	180	180	184
Bayside (11)	100%	24	24	23	18	—	—	24
Alumar	40%	35	28	26	15	13	13	35
Mozal	47.1%	67	67	65	67	68	68	67

Total		310	302	286	276	261	261	310

Manganese ores
Saleable production (kt)
South Africa (12)	44.4%	864	944	782	936	1,049	1,049	864
Australia (12)	60%	1,182	1,256	1,019	1,319	1,210	1,210	1,182

Total		2,046	2,200	1,801	2,255	2,259	2,259	2,046

Manganese alloys
Saleable production (kt)
South Africa (12) (13)	60%	86	94	91	106	112	112	86
Australia (12)	60%	51	72	71	75	59	59	51

Total		137	166	162	181	171	171	137

Nickel
Saleable production (kt)
Cerro Matoso	99.9%	12.0	12.3	9.8	10.2	10.7	10.7	12.0
Nickel West	100%	28.4	25.5	24.3	20.7	25.0	25.0	28.4

Total		40.4	37.8	34.1	30.9	35.7	35.7	40.4

Refer footnotes on page 16.

BHP Billiton operational review for the quarter ended 30 September 2014	15

BHP BILLITON PRODUCTION

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	All production from Wheelarra is now processed via the Jimblebar processing hub.
(8)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(9)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(10)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(11)	Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.
(12)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(13)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the quarter ended 30 September 2014	16

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Petroleum

Crude oil, condensate and NGL (Mboe)
Crude oil and condensate
Bass Strait	2,247	1,958	2,095	2,355	2,818	2,818	2,247
North West Shelf	1,865	1,497	1,504	1,408	1,501	1,501	1,865
Stybarrow	348	317	282	255	225	225	348
Pyrenees	1,707	1,295	2,386	2,075	2,109	2,109	1,707
Other Australia (1)	14	12	11	14	17	17	14
Atlantis (2)	2,953	3,988	3,734	4,114	4,175	4,175	2,953
Mad Dog (2)	732	496	704	187	390	390	732
Shenzi (2)	3,467	3,201	3,467	3,530	3,530	3,530	3,467
Onshore US (3)	5,044	4,238	5,589	7,069	7,677	7,677	5,044
Trinidad/Tobago	320	314	279	248	252	252	320
Other Americas (2) (4)	378	373	329	371	349	349	378
UK (5)	142	305	254	27	34	34	142
Algeria	1,142	1,156	1,069	996	1,011	1,011	1,142
Pakistan	62	52	49	37	38	38	62

Total	20,421	19,202	21,752	22,686	24,126	24,126	20,421

NGL
Bass Strait	2,001	1,603	1,621	2,026	2,161	2,161	2,001
North West Shelf	399	234	276	288	293	293	399
Atlantis (2)	255	348	288	111	248	248	255
Mad Dog (2)	38	24	36	39	21	21	38
Shenzi (2)	266	252	280	252	271	271	266
Onshore US (3)	2,656	2,295	2,986	3,471	3,783	3,783	2,656
Other Americas (2) (4)	11	10	2	—	38	38	11
UK (5)	6	5	3	4	4	4	6

Total	5,632	4,771	5,492	6,191	6,819	6,819	5,632

Total crude oil, condensate and NGL	26,053	23,973	27,244	28,877	30,945	30,945	26,053

Natural gas (bcf)
Bass Strait	34.2	22.7	21.2	30.5	33.3	33.3	34.2
North West Shelf	34.2	30.3	31.4	31.8	36.9	36.9	34.2
Other Australia (1)	9.3	15.1	13.2	13.6	16.4	16.4	9.3
Atlantis (2)	1.3	1.8	1.8	1.9	1.7	1.7	1.3
Mad Dog (2)	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Shenzi (2)	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Onshore US (3)	114.9	105.3	109.7	118.9	113.6	113.6	114.9
Trinidad/Tobago	9.9	9.7	9.3	9.1	8.8	8.8	9.9
Other Americas (2) (4)	0.3	0.3	0.2	0.2	0.2	0.2	0.3
UK (5)	3.5	6.2	5.4	0.8	0.7	0.7	3.5
Pakistan	11.2	10.3	8.9	7.3	6.4	6.4	11.2

Total	219.7	202.6	202.0	215.0	218.9	218.9	219.7

Total petroleum production (MMboe) (6)	62.7	57.7	60.9	64.7	67.4	67.4	62.7

(1)	Other Australia includes Minerva and Macedon.
(2)	Gulf of Mexico volumes are net of royalties.
(3)	Onshore US volumes are net of mineral holder royalties.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(5)	UK includes Bruce/Keith and Liverpool Bay. BHP Billiton completed the sale of its 46.1% operated interest in Liverpool Bay on 31 March 2014.
(6)	Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton operational review for the quarter ended 30 September 2014	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	93,744	93,814	96,420	94,673	101,920	101,920	93,744
Sulphide ore milled	(kt)	18,276	19,584	21,051	21,438	20,651	20,651	18,276
Average copper grade	(%)	1.37%	1.30%	1.12%	1.33%	1.20%	1.20%	1.37%
Production ex mill	(kt)	210.6	214.4	195.5	235.6	205.5	205.5	210.6

Production
Payable copper (2)	(kt)	205.1	208.0	190.6	241.0	199.4	199.4	205.1
Payable gold concentrate	(fine oz)	12,490	19,384	20,110	20,920	21,980	21,980	12,490
Copper cathode (EW)	(kt)	73.2	77.5	75.8	81.5	69.3	69.3	73.2
Payable silver concentrate	(koz)	891	982	1,078	1,320	1,159	1,159	891

Sales
Payable copper	(kt)	192.3	228.1	173.2	239.1	203.3	203.3	192.3
Payable gold concentrate	(fine oz)	12,490	18,602	20,889	20,920	21,980	21,980	12,490
Copper cathode (EW)	(kt)	63.0	86.7	76.4	83.3	64.1	64.1	63.0
Payable silver concentrate	(koz)	836	1,076	1,046	1,320	1,159	1,159	836
(1) Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%. (2) June 2014 quarter includes 4.3 kt of copper contained in ore sold to third parties.
Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,771	17,487	15,939	17,087	15,517	15,517	15,771
Ore milled	(kt)	4,161	4,501	4,508	4,016	4,189	4,189	4,161
Average copper grade	(%)	0.78%	0.76%	0.75%	0.76%	0.77%	0.77%	0.78%

Production
Copper cathode (EW)	(kt)	17.6	19.4	22.0	21.3	15.7	15.7	17.6

Sales
Copper cathode (EW)	(kt)	17.3	17.6	12.4	28.7	20.0	20.0	17.3

Spence
Material mined	(kt)	24,331	27,911	25,037	25,962	24,238	24,238	24,331
Ore milled	(kt)	4,860	4,788	4,735	3,775	4,409	4,409	4,860
Average copper grade	(%)	1.11%	1.25%	1.23%	1.30%	1.33%	1.33%	1.11%

Production
Copper cathode (EW)	(kt)	25.9	40.0	41.4	45.5	40.1	40.1	25.9

Sales
Copper cathode (EW)	(kt)	25.9	35.9	40.0	49.6	36.9	36.9	25.9

BHP Billiton operational review for the quarter ended 30 September 2014	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Copper
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	56,428	50,872	45,837	49,797	54,675	54,675	56,428
Sulphide ore milled (100%)	(kt)	11,765	12,521	11,729	12,756	12,370	12,370	11,765
Average head grades
- Copper	(%)	1.21%	1.15%	1.00%	0.77%	0.81%	0.81%	1.21%
- Zinc	(%)	0.56%	0.72%	0.54%	0.58%	0.84%	0.84%	0.56%

Production
Payable copper	(kt)	41.9	42.4	33.0	26.2	25.7	25.7	41.9
Payable zinc	(t)	12,522	16,732	9,335	13,450	20,736	20,736	12,522
Payable silver	(koz)	1,205	1,350	961	843	954	954	1,205
Payable lead	(t)	158	580	363	397	633	633	158
Payable molybdenum	(t)	458	379	281	83	40	40	458

Sales
Payable copper	(kt)	41.3	44.5	30.2	26.5	26.3	26.3	41.3
Payable zinc	(t)	16,123	18,397	10,158	14,527	12,912	12,912	16,123
Payable silver	(koz)	1,503	1,367	910	893	896	896	1,503
Payable lead	(t)	297	368	405	521	320	320	297
Payable molybdenum	(t)	411	442	347	142	50	50	411

Cannington, Australia
Material mined	(kt)	893	974	773	806	823	823	893
Ore milled	(kt)	750	852	779	821	819	819	750
Average head grades
- Silver	(g/t)	315	274	311	286	301	301	315
- Lead	(%)	7.4%	6.7%	7.3%	6.9%	7.1%	7.1%	7.4%
- Zinc	(%)	3.3%	3.1%	2.4%	3.1%	3.8%	3.8%	3.3%

Production
Payable silver	(koz)	6,361	6,306	6,465	6,029	6,701	6,701	6,361
Payable lead	(t)	46,287	47,259	47,214	45,768	48,941	48,941	46,287
Payable zinc	(t)	16,033	16,123	10,074	15,666	19,927	19,927	16,033

Sales
Payable silver	(koz)	7,844	6,548	6,127	5,641	7,084	7,084	7,844
Payable lead	(t)	56,500	47,185	43,649	41,607	51,197	51,197	56,500
Payable zinc	(t)	17,286	18,241	11,020	15,708	15,450	15,450	17,286

BHP Billiton operational review for the quarter ended 30 September 2014	19

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Copper
Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (1)	(kt)	2,897	2,717	2,495	2,405	2,692	2,692	2,897
Ore milled	(kt)	2,404	2,641	2,421	2,654	2,206	2,206	2,404
Average copper grade	(%)	1.85%	1.86%	1.90%	1.91%	1.97%	1.97%	1.85%
Average uranium grade	(kg/t)	0.53	0.52	0.54	0.51	0.59	0.59	0.53

Production
Copper cathode (ER)	(kt)	25.9	47.6	48.4	51.3	36.9	36.9	25.9
Copper cathode (EW)	(kt)	2.0	3.3	2.7	3.2	2.3	2.3	2.0
Uranium oxide concentrate	(t)	970	1,008	966	1,044	866	866	970
Refined gold	(fine oz)	27,649	26,271	28,630	38,785	30,364	30,364	27,649
Refined silver	(koz)	190	212	253	317	254	254	190

Sales
Copper cathode (ER)	(kt)	26.8	43.3	47.5	54.2	36.6	36.6	26.8
Copper cathode (EW)	(kt)	2.1	2.8	2.5	3.0	2.5	2.5	2.1
Uranium oxide concentrate	(t)	930	1,037	732	1,426	848	848	930
Refined gold	(fine oz)	21,675	32,226	31,129	38,500	30,707	30,707	21,675
Refined silver	(koz)	176	177	262	367	227	227	176

(1) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, US (1)
Production
Payable copper	(kt)	10.9	1.6	—	—	—	—	10.9
Copper cathode (EW)	(kt)	0.8	0.1	—	—	—	—	0.8
Payable silver	(koz)	41	—	—	—	—	—	41
Payable gold	(oz)	49	—	—	—	—	—	49

Sales
Payable copper	(kt)	10.0	—	—	—	—	—	10.0
Copper cathode (EW)	(kt)	1.1	0.2	—	—	—	—	1.1
Payable silver	(koz)	41	—	—	—	—	—	41
Payable gold	(oz)	49	—	—	—	—	—	49

(1) On 11 October 2013 BHP Billiton completed the sale of its Pinto Valley operations.

BHP Billiton operational review for the quarter ended 30 September 2014	20

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Iron Ore
(kt)

Iron ore
Pilbara, Australia
Production (1)
Newman	12,196	12,483	15,470	16,766	16,707	16,707	12,196
Yarrie (2)	202	428	206	—	—	—	202
Area C Joint Venture	11,814	11,383	11,282	12,481	13,265	13,265	11,814
Yandi Joint Venture	18,146	17,135	15,622	17,615	16,607	16,607	18,146
Jimblebar (3)	700	1,702	2,721	3,740	3,971	3,971	700
Wheelarra (4)	3,166	2,716	1,698	2,973	3,115	3,115	3,166

Total	46,224	45,847	46,999	53,575	53,665	53,665	46,224

Total production (100%)	54,258	53,638	54,812	62,369	62,436	62,436	54,258

Sales
Lump	10,292	9,996	11,230	11,572	12,766	12,766	10,292
Fines	35,283	35,756	35,880	40,834	41,633	41,633	35,283

Total	45,575	45,752	47,110	52,406	54,399	54,399	45,575

Total sales (100%)	53,561	53,808	55,018	61,015	63,303	63,303	53,561

(1) Iron ore production and sales are reported on a wet tonnes basis.
(2) Yarrie ceased production on 25 February 2014.
(3) Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(4) All production from Wheelarra is now processed via the Jimblebar processing hub.
Samarco, Brazil
Production (1)	2,729	2,841	2,281	3,068	3,426	3,426	2,729

Sales	2,676	3,025	2,036	3,077	3,303	3,303	2,676

(1) Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton operational review for the quarter ended 30 September 2014	21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Coal
(kt)

Metallurgical coal
Queensland Coal
Production (1)
BMA
Blackwater	1,691	1,655	1,759	1,625	1,777	1,777	1,691
Goonyella	1,737	1,999	2,041	1,553	2,144	2,144	1,737
Peak Downs	1,112	1,201	1,314	1,282	1,144	1,144	1,112
Saraji	1,197	1,195	1,108	1,058	1,022	1,022	1,197
Gregory Joint Venture	464	850	654	997	808	808	464
Daunia	504	594	585	518	628	628	504
Caval Ridge	—	—	—	563	705	705	—

Total BMA	6,705	7,494	7,461	7,596	8,228	8,228	6,705

BHP Mitsui Coal (2)
South Walker Creek	1,298	1,313	1,312	1,323	1,391	1,391	1,298
Poitrel	759	801	683	820	813	813	759

Total BHP Mitsui Coal	2,057	2,114	1,995	2,143	2,204	2,204	2,057

Total Queensland Coal	8,762	9,608	9,456	9,739	10,432	10,432	8,762

Sales
Coking coal	6,123	6,517	7,030	7,250	7,306	7,306	6,123
Weak coking coal	2,397	2,505	2,594	2,358	2,859	2,859	2,397
Thermal coal	160	271	122	134	43	43	160

Total	8,680	9,293	9,746	9,742	10,208	10,208	8,680

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(2) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
Illawarra, Australia
Production (1)	1,423	1,932	2,011	2,147	2,337	2,337	1,423

Sales
Coking coal	1,084	1,495	1,581	1,761	1,617	1,617	1,084
Thermal coal	359	318	460	486	373	373	359

Total	1,443	1,813	2,041	2,247	1,990	1,990	1,443

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton operational review for the quarter ended 30 September 2014	22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Coal
(kt)

Energy coal
South Africa (1)
Production	7,937	7,036	7,398	8,013	8,026	8,026	7,937

Sales
Export	2,504	4,087	3,179	3,528	3,739	3,739	2,504
Local utility	4,543	3,811	3,478	4,498	4,367	4,367	4,543
Inland	—	—	—	—	36	36	—

Total	7,047	7,898	6,657	8,026	8,142	8,142	7,047

(1)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
New Mexico, USA
Production
Navajo Coal (1)	1,670	1,400	975	1,082	1,243	1,243	1,670
San Juan Coal	1,475	1,496	1,384	1,330	1,447	1,447	1,475

Total	3,145	2,896	2,359	2,412	2,690	2,690	3,145

Sales - local utility	3,129	2,950	2,360	2,382	2,723	2,723	3,129

(1)

BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	5,372	4,544	5,018	5,030	4,752	4,752	5,372

Sales
Export	4,037	4,887	4,346	4,548	4,787	4,787	4,037
Inland	446	332	270	333	371	371	446

Total	4,483	5,219	4,616	4,881	5,158	5,158	4,483

Cerrejón, Colombia
Production	3,185	3,291	2,948	2,908	2,369	2,369	3,185

Sales - export	3,155	3,067	2,647	2,858	3,077	3,077	3,155

BHP Billiton operational review for the quarter ended 30 September 2014	23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Aluminium, Manganese and Nickel
(kt)

Alumina
Saleable production
Worsley, Australia	946	1,024	936	1,010	893	893	946
Alumar, Brazil	305	328	314	315	342	342	305

Total	1,251	1,352	1,250	1,325	1,235	1,235	1,251

Sales
Worsley, Australia	897	961	986	1,020	875	875	897
Alumar, Brazil	278	320	262	388	323	323	278

Total	1,175	1,281	1,248	1,408	1,198	1,198	1,175

Aluminium
Production
Hillside, South Africa	184	183	172	176	180	180	184
Bayside, South Africa (1)	24	24	23	18	—	—	24
Alumar, Brazil	35	28	26	15	13	13	35
Mozal, Mozambique	67	67	65	67	68	68	67

Total	310	302	286	276	261	261	310

Sales
Hillside, South Africa	180	173	187	168	174	174	180
Bayside, South Africa (1)	24	24	24	24	—	—	24
Alumar, Brazil	34	28	25	17	15	15	34
Mozal, Mozambique	68	74	72	62	64	64	68

Total	306	299	308	271	253	253	306

(1) Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.
Manganese ores
Saleable production
South Africa (1)	864	944	782	936	1,049	1,049	864
Australia (1)	1,182	1,256	1,019	1,319	1,210	1,210	1,182

Total	2,046	2,200	1,801	2,255	2,259	2,259	2,046

Sales
South Africa (1)	920	714	915	931	999	999	920
Australia (1)	1,078	1,445	1,252	1,288	1,224	1,224	1,078

Total	1,998	2,159	2,167	2,219	2,223	2,223	1,998

Manganese alloys
Saleable production
South Africa (1) (2)	86	94	91	106	112	112	86
Australia (1)	51	72	71	75	59	59	51

Total	137	166	162	181	171	171	137

Sales
South Africa (1) (2)	88	87	113	112	115	115	88
Australia (1)	54	63	85	74	56	56	54

Total	142	150	198	186	171	171	142

(1)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(2)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the quarter ended 30 September 2014	24

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2013	DEC 2013	MAR 2014	JUN 2014	SEP 2014	SEP 2014	SEP 2013

Aluminium, Manganese and Nickel
(kt)

Nickel
Cerro Matoso, Colombia
Production	12.0	12.3	9.8	10.2	10.7	10.7	12.0

Sales	12.6	12.3	10.0	10.2	10.5	10.5	12.6

Nickel West, Australia
Saleable production
Nickel contained in concentrate	3.4	2.4	2.5	1.6	2.2	2.2	3.4
Nickel contained in finished matte	8.8	6.1	6.1	4.4	9.1	9.1	8.8
Nickel metal	16.2	17.0	15.7	14.7	13.7	13.7	16.2

Nickel production	28.4	25.5	24.3	20.7	25.0	25.0	28.4

Sales
Nickel contained in concentrate	2.7	2.8	2.3	1.6	2.1	2.1	2.7
Nickel contained in finished matte	7.8	7.4	5.3	6.2	6.6	6.6	7.8
Nickel metal	15.3	17.2	16.7	14.4	11.9	11.9	15.3

Nickel sales	25.8	27.4	24.3	22.2	20.6	20.6	25.8

BHP Billiton operational review for the quarter ended 30 September 2014	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 October 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary